PARAMCO FINANCIAL GROUP, INC.

2391 N.E. LOOP 410, SUITE 103

SAN ANTONIO, TEXAS 78217

(210) 653-6999; FAX (210) 653-1028

VIA FAX:  202-942-9531

January 18, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:  Jeffrey Gordon

                  Staff Accountant

                  Division of Corporate Finance

Dear Mr. Gordon:

In response to your comment letter dated January 18, 2005, please be advised that we will make the changes requested in Comment no. 1 by means of an amendment to Form 8-K.

With respect to Comment No. 2, our former accountant has advised us that he will not provide us with an Exhibit 16 letter until he receives compensation for fees purportedly owed for past services rendered.  The Company disputes that any amount is owed the former accountant and we are attempting to negotiate this matter with the former accountant.  We cannot, at this time, provide you with an estimate as to when the Exhibit 16 letter will be available for filing.

Sincerely,

/s/ Terrence Riely

Terrence Riely

Chief Financial Officer

Chairman of the Board

Paramco Financial Group, Inc.